Exhibit 23.1.1

Armando C. Ibarra, C.P.A.	Members of the California Society of Certified Public Accountants
Armando Ibarra, Jr., C.P.A., JD	Members of the American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

August 3, 2006

To Whom It May Concern:

We consent to the incorporation by reference in this Registration Statement (Form S-8) of our audit report dated April 28, 2005 with respect to the balance sheet of Bio-Matrix Scientific Group, Inc. Nevada Corporation, as of December 31, 2005 and the related statement of operations, changes in stockholders' equity and cash flow for the year then ended included in the 8-K dated July 7, 2006 filed by Tasco Holdings International, Inc. with the Securities and Exchange Commission.

Very truly yours,

/s/ Armando C. Ibarra
ARMANDO C. IBARRA, C.P.A.